PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

11 May 2007

<u>Pearson plc</u>
<u>Submission Pursuant to Rule 12g3-2(b) under the</u>
<u>Securities Exchange Act of 1934 - File number: 82-4019</u>

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

1 May	**Voting rights and capital**
2 May	**Penguin Triumphs at British Book Industry Trade awards**
4 May	**Financial Times launches 'Business of Sport' magazines**
4 May	**Pearson acquires Harcourt Assessment and Harcourt Education Int'l from Reed Elsevier**
8 May	**Director shareholding**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

[redacted]

07023766

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

5/24

Voting Rights and Capital
01 May 2007

Click here to download a PDF of this press release.

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at the close of business on 30 April 2007, the Company had 806,773,111 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (806,773,111) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Penguin triumphs at British Book Industry Trade Awards

02 May 2007

London - Last night at the annual British Book Trade Awards in Harrogate, Penguin carried off three prestigious 'Nibbies', including the big award of the night, the **KMPG Publisher of the Year Award**.

Simon Prosser, Publishing Director of imprint Hamish Hamilton jointly won the **Tilly Baker Imprint and Editor of the Year award** with Penelope Hoare of Chatto and Windus. Hamish Hamilton enjoyed signal success in 2006, winning all three of the major literary prizes in the year: The Man Booker Prize, The Whitbread Award and The Orange Prize.

For the second year running, Penguin picked up the marketing prize. Campaign handler, Gina Luck and the Penguin Press marketing team won the **Guardian Marketing Campaign** award for work on Dubner and Leavitt's bestselling popular business book *Freakonomics.*

The KPMG Publisher of the Year award came at the end of the evening and was presented by the chair of the judges, consultant Francis Bennett, who declared the decision of the judges unanimous. The award is given on the basis of strong financials supporting outstanding publishing performance as well as evidence of innovation and industry leadership on issues of key importance such as diversity and the environment.

John Makinson, Penguin's Chief Executive commented: "2006 was a year when Penguin flourished, publishing wonderful books with great panache, providing both sales growth and exceptional profit. It was also a year of innovation, when our forward thinking meant we communicated directly with readers in ever more imaginative ways. In addition to all this, we made great strides in the areas of social and environmental responsibility, committing ourselves to issues that matter to our people, our business and to the wider community."

For further information please contact:

Joanna Prior on (020) 7010 3257 or email
Joanna.prior@uk.penguingroup.com

Financial Times launches 'Business of Sport' magazines

04 May 2007

LONDON - The Financial Times is launching a new series of colour magazines which will look at the business of sport. The magazines, each of which will be produced in association with a key sponsor, will provide readers with the unique view of the Financial Times on the world of sport, with the usual mix of insightful journalism and stunning photography.

The first magazine, entitled 'The Business of the America's Cup' and produced in association with Hublot, will be published globally in the newspaper on Monday 14 May. Other magazines in the series include 'The Business of Formula One', sponsored by DHL and to be published in the UK and European editions on May 25, and a preview to Euro 2008 championships, to be published in December. Each of the magazines is being produced in association with a key sponsor, but other advertising will be featured in the publication. There will also be opportunities for cobranded marketing for the key advertiser, further enhancing the value of the sponsorships.

The magazines are the first offerings of the new Strategic Development Unit, headed up by Jon Slade within the EMEA advertising department. "Our new Strategic Development Unit has created a unique proposition that allows our sponsor Hublot Watches to activate their involvement in the America's Cup in a way that will be engaging and impactful for the Financial Times' readership," said Dominic Good, Advertising Sales Director, EMEA.

In the foreword of the 'Business of the America's Cup' magazine, Lionel Barber, Editor of the Financial Times writes: "Money and sport go hand in hand. This is why the FT is launching an occasional series of colour magazines that focus on the business of a particular sport and that are tied - in the main - to a sporting event. This first magazine? makes for a mouthwatering debut."

Contributors in this issue include Victor Mallet, Editor of the Asian edition of the Financial Times and sailing correspondent, Paul Betts, European business correspondent and Matthew Engel, weekend columnist, amongst others.

The colour magazines are being put together by an editorial team led by Simon Targett, associate editor of the Financial Times and editor of supplements and special reports, and Ravi Mattu, editor of partnership publishing.

Further magazines, including arts magazines looking at music, theatre and art, are due to be published in association with UBS in the autumn of 2007 and spring 2008.

For further information please contact:

Emma Gilpin-Jacobs
Director of Communications
T: +44 (0) 20 7873 4447

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E: emma.gilpin-jacobs@ft.com

Jo Crosby
Communications Manager
T: +44 (0) 20 7873 3811
E: jo.crosby@ft.com

Notes to Editors:
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of 461,000 and a readership of more than 1.4 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.3 million unique monthly users (ABC electronic figures January 2007) generating 40.4 million page views and has 90,000 subscribers.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business

newspaper and a partnership venture with Dow Jones and Independent Media

- A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
- A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Pearson acquires Harcourt Assessment and Harcourt Education International from Reed Elsevier

04 May 2007

Pearson, the international education and information company, today announces that it has agreed to acquire Harcourt Assessment and Harcourt Education International from Reed Elsevier for $950m in cash.

The acquisition extends Pearson's position as the world's leading education company by adding international reach, complementary products and new capabilities. The transaction does not include Harcourt's US School basal and supplementary publishing businesses.

In testing, Harcourt Assessment has an extensive catalogue of high quality research-based education and clinical assessment products for children and adults. Harcourt's heritage and expertise in test development and publishing extends Pearson's leading position in providing US states and the Federal Government with contracted testing services including programme management, marking, logistics and operations. Pearson and Harcourt already work side-by-side on several state contracts, where Harcourt provides test development and Pearson provides test marking and administration.

Harcourt publishes market-leading tests in many segments including the Stanford Achievement Test series and the Watson-Glaser Critical Thinking Appraisal for school students; the Miller Analogies Test for graduate school applicants; the Naglieri and Versant tests for English language learners; and the Wechsler Intelligence Scales and Raven's Matrices for clinical assessment (which complement Pearson's existing clinical assessments). These tests are sold in the US and around the world.

In international education, Harcourt publishes textbooks and online learning materials for teachers and students in primary and secondary schools and the vocational market. With imprints including Heinemann, Rigby, Ginn, Payne Gallway and Raintree, it is a leading school publisher in the UK, Australia and New Zealand; it is one of the fastest growing school publishers in South Africa; and it is also active in many other regions including Asia, the Middle East, Africa and the Caribbean.

In recent years, Pearson has been building its position in these markets, supported by its investments in content, assessment and digital learning services. The transaction will accelerate Pearson's goal of combining educational content and innovative technology to offer students and teachers new products and services that can personalise learning to the needs of each student.

In 2006, Harcourt Assessment and Harcourt Education International contributed $524m of sales and $31m of operating profit to Reed Elsevier (before restructuring charges and one-off costs relating to the US testing business). The businesses generated $54m of operating profit in 2005 and $84m in 2004. At the end of 2006, they reported gross assets of $741m.

The transaction will close in several stages, following regulatory review by the relevant authorities where required. Although the timing of regulatory approval will influence the phasing of integration spend and benefits, Pearson expects the acquisition to be broadly neutral to adjusted earnings per share after restructuring costs in 2007 and 2008. Pearson also expects the acquisition to enhance Pearson's adjusted EPS and generate a return above Pearson's cost of capital from 2009. The purchase price includes a tax benefit worth approximately $125m, which we expect to reduce Pearson's tax rate on adjusted earnings per share by around one percentage point from 2008.

Marjorie Scardino, chief executive, said:

"We have long admired these businesses. They bring new intellectual property, capabilities and skills to Pearson, and will enable us to accelerate our strategy of leading the personalisation of learning, both in the US and around the world. We know that their people share our commitment to education, and we look forward to welcoming them as colleagues."

For more information:

Luke Swanson/ Simon Mays-Smith +44 (0)20 7010 2310

Director Shareholding
08 May 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **AWARD OF 821 OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **N/A**	14.	Date and place of transaction **N/A**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **N/A**	16.	Date issuer informed of transaction **N/A**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **4 MAY 2007**	18.	Period during which or date on which it can be exercised **1 AUGUST 2010 – 31 JANUARY 2011**
19.	Total amount paid (if any) for grant of the option **NIL**	20.	Description of *shares* or debentures involved (*class* and number) **821 OPTIONS OVER ORDINARY SHARES OF 25P EACH**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **690.4P**	22.	Total number of *shares* or debentures over which options held following notification **144,625**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___8 MAY 2007_______________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **RONA FAIRHEAD**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **RONA FAIRHEAD**	8.	State the nature of the transaction **AWARD OF 2,371 OPTIONS UNDER THE COMPANY'S WORLDWIDE SAVE FOR SHARES PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **4 MAY 2007**	18.	Period during which or date on which it can be exercised **1 AUGUST 2012 – 31 JANUARY 2013**
19.	Total amount paid (if any) for grant of the option **NIL**	20.	Description of *shares* or debentures involved (*class* and number) **2,371 OPTIONS OVER ORDINARY SHARES OF 25P EACH**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **690.4P**	22.	Total number of *shares* or debentures over which options held following notification **64,275**
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY SECRETARY

____

Date of notification ___8 MAY 2007____________________________

END